

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Chunning Wang
Chief Executive Officer
Lion Group Holding Ltd.
Unit A-C, 33/F, Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay
Hong Kong

**Re: Lion Group Holding Ltd.**
**Registration Statement on Form F-1**
**Filed October 1, 2020**
**File No. 333-249185**

Dear Mr. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

General

1. We note the registered PIPE transaction is not consistent with our guidance in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. In this regard, we note the True-Up provision in the amended securities purchase agreement protects an investor from being fully at market risk. To move forward with the registered transaction, please amend the registration statement to remove the securities covered by the true-up provision and eliminate the provision from the purchase agreement.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance